Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-154173

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated August 6, 2010.

Prospectus Supplement to the Prospectus dated April 6, 2009

and the Prospectus Supplement dated April 6, 2009 — No.

The Goldman Sachs Group, Inc.
Medium-Term Notes, Series D

$
Currency-Linked Notes due
(Linked to the BRL/USD Exchange Rate)

The amount that you will be paid on your notes on the stated maturity date (which will be set on the trade date and is expected to be three years after the original issue date, subject to adjustment) is based on the performance of the exchange rate as measured from the trade date to and including the valuation date (which will be set on the trade date, and is expected to be the fifth FX business day prior to the stated maturity date). The exchange rate is the Brazilian real/U.S. dollar rate (BRL/USD), expressed as the number of Brazilian reais per one U.S. dollar (the exchange rate). In addition, the note will pay an annual interest payment amount (as described below) linked to the performance of the exchange rate. As more fully described below, the return on your notes is linked to the performance of the exchange rate and you could lose all or a substantial portion of your investment in the notes if the exchange rate return (defined below) is less than 0%.

To determine your payment at maturity, we will first calculate the percentage increase or decrease in the exchange rate (which will be determined on the valuation date) from the initial exchange rate (set on the trade date), which we refer to as the exchange rate return. The exchange rate return may reflect a negative return (based on any increase in the exchange rate over the life of the notes, indicating that the Brazilian real has depreciated in value against the U.S. dollar) or a positive return (based on any decrease in the exchange rate over the life of the notes, indicating that the Brazilian real has appreciated in value against the U.S. dollar). On the stated maturity date, for each $1,000 face amount of your notes:

•

If the exchange rate return is zero or positive, you will receive a cash amount equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the exchange rate return plus (iii) the interest payment amount; or

•

If the exchange rate return is negative, you will receive a cash amount equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the exchange rate return plus (iii) the interest payment amount.

To determine the interest payment amount on any interest payment date or on the stated maturity date, for each $1,000 face amount, you will receive an amount in cash equal to the product of (i) $1,000 times (ii) the interest rate (to be set on the trade date, expected to be between 8.75% to 9.50% per annum) times (iii) the day count fraction times (iv) the quotient of the initial exchange rate divided by the settlement rate, as determined on the relevant fixing day. The settlement rate and fixing days are described under “Specific Terms of Your Notes” on page S-12.

The amount you will be paid on your notes on the stated maturity date will not be affected by the exchange rate on any day other than the valuation date, nor will the interest payment amount be affected by the exchange rate on any day other than the related fixing day. If the Brazilian real depreciates versus the U.S. dollar, the amount you receive at maturity (not including any interest payment) will be less than the face amount of the notes. Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page S-2 and “Specific Terms of Your Notes” on page S-12.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through February     , 2012. We encourage you to read “Additional Risk Factors Specific to Your Notes” on page S-7 so that you may better understand those risks.

Original issue date (settlement date):	, 2010	Underwriting discount:	% of the face amount
Original issue price:	% of the face amount	Net proceeds to the issuer:	% of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the trade date but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this prospectus supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

Goldman, Sachs & Co.

Prospectus Supplement dated                     , 2010.

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-12. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, in each case relating to the Medium-Term Notes, Series D of The Goldman Sachs Group, Inc. References to the “indenture” in this prospectus supplement mean the senior debt indenture, dated July 16, 2008, between The Goldman Sachs Group, Inc. and The Bank of New York Mellon, as trustee.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Face amount: each note will have a face amount equal to $1,000, or integral multiples of $1,000 in excess thereof; $             in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement but prior to the settlement date

Specified currency: U.S. dollars (“$” or USD)

Denominations: $1,000 and integral multiples of $1,000 in excess thereof

Trade date:

Original issue date (settlement date): to be set on the trade date, expected to be the tenth FX business day after the trade date

Payment amount: on the stated maturity date, for each $1,000 face amount of your notes, we will pay an amount in cash equal to:

•

if the exchange rate return is zero or positive, you will receive a cash amount equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the exchange rate return plus (iii) the interest payment amount; or

•	if the exchange rate return is negative, you will receive a cash amount equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the exchange rate return plus (iii) the interest payment amount.

Purchase at Amount Other Than Face Amount: The amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. See “Risk Factors – If you Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount”.

Exchange rate: The Brazilian real (“BRL”) versus U.S. dollar rate (expressed as the number of BRL per USD)

Exchange rate return: The result of (i) the initial exchange rate minus the final exchange rate divided by (ii) the final exchange rate

Initial exchange rate: The exchange rate as determined by the calculation agent on the trade date (BRL/USD, expressed as the number of BRL per USD)

Final exchange rate: the settlement rate as determined by the calculation agent on the valuation date (BRL/USD, expressed as the number of BRL per USD)

Interest rate (to be set on the trade date): expected to be between 8.75% and 9.50% per annum

Interest payment amount: On the scheduled interest payment date, for each $1,000 face amount, you will receive an amount in cash equal to the product of (i) $1,000 multiplied by (ii) the interest rate multiplied by (iii) the day count fraction multiplied by (iv) the quotient of the initial exchange rate divided by the settlement rate, as determined on the relevant fixing day

Interest payment dates (to be set on the trade date): annually on the of August, beginning on August     , 2011 up to and including the stated maturity date, subject to adjustment as described under “Specific Terms of Your Notes — Interest Payment Amount” on page S-15

Interest record dates: the fifth FX business day prior to each scheduled interest payment date

Interest periods: annual; the period beginning on and including a scheduled interest payment date (or the original issue date in the case of the first interest period) to but excluding the next following scheduled interest payment date (or the stated maturity date in the case of the final interest period)

Day count fraction: the fraction used for interest rate calculation for the relevant interest period according to the 30/360 (ISDA) day count convention as described under “Interest Rates — Floating Rate Notes” in the accompanying prospectus supplement

Day count convention: 30/360 (ISDA)

Settlement rate: as described on page S-13

FX business day: Each day that is both a New York business day and also a Brazil banking day

Brazil banking day: as described on page S-16

New York business day: as described on page S-16

Valuation date (to be set on the trade date): expected to be the fifth FX business day prior to the originally scheduled stated maturity date, subject to adjustment as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Valuation Date” on page S-14 and “— Consequences of a Non-Fixing Day or Non-Valuation Date” on page S-14

Stated maturity date (to be set on the trade date): expected to be three years after the original issue date, subject to postponement in the event of non-business days; provided that, for the avoidance of doubt, the stated maturity date may also be postponed by up to the number of days by which the valuation of the settlement rate in respect of the stated maturity date has been postponed as described on page S-14 if the calculation agent in its sole discretion determines that such further postponement is necessary

Fixing day: The date falling five FX business days prior to the relevant interest payment date, and/or the stated maturity date, subject to adjustment as described under “Specific Terms of Your Notes – Payment of Principal on Stated Maturity date – Fixing Day” on page S-13 and “- Consequences of a Non-Fixing Day or Non-Valuation Date” on page S-14.

Market disruption event: as described on page S-14

Unscheduled holiday: as described on page S-14

Primary source: as described on page S-14

Business day convention: modified following unadjusted

No listing: the notes will not be listed on any securities exchange or interdealer market quotation system

Conflicts of interest: Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720.

Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance

Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Calculation agent: Goldman, Sachs & Co.

CUSIP no.:

ISIN:

HYPOTHETICAL EXAMPLES

The following table is provided for purposes of illustration only. It should not be taken as an indication or prediction of future investment results and is intended merely to illustrate the impact that the various hypothetical exchange rate returns could have on the payment amount at maturity assuming all other variables remain constant.

The information in the following table reflects hypothetical exchange rate returns on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples shown below. In addition, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you receive for your notes may, be significantly less than the original issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (As Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price” on page S-7. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount per note	$1,000

Interest rate	8.75%*

Maturity (years)	3 years

* The interest rate is only one component in the calculation of the interest payment amount, which is subject to exchange rate risk.

The examples below are based on final exchange rate returns that are entirely hypothetical; no one can predict what the level of the exchange rate will be on any day throughout the life of your notes, and, in particular, no one can predict what the exchange rate return will be on the valuation date.

The level of the exchange rate has been highly volatile — meaning that the level of the exchange rate has changed substantially in relatively short periods — in the past, and its performance cannot be predicted.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the exchange rate.

For these reasons, the actual performance of the exchange rate over the life of your notes, as well as the amount payable at maturity, may bear little or no relation to the hypothetical examples shown below or to the historical levels of the exchange rate shown elsewhere in this prospectus supplement. For information about the level of the exchange rate during recent periods, see “Historical Levels of The Exchange Rate” on page S-19.

Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment in the exchange rate.

The table below shows what the hypothetical payment amount at maturity (including the interest payment amount) would be in various scenarios. The table below assumes that the notes are purchased on the original issue date at the face amount and held to the stated maturity date.

Hypothetical Exchange Rate Return	Hypothetical Principal Payment (A) (as % of Face Amount)	Hypothetical Interest Payment (B) (as % of Face Amount)	Hypothetical Note Payment (A + B) (as % of Face Amount)
100.00%	200.00%	17.50%	217.50%
75.00%	175.00%	15.31%	190.31%
50.00%	150.00%	13.13%	163.13%
25.00%	125.00%	10.94%	135.94%
15.00%	115.00%	10.06%	125.06%
10.00%	110.00%	9.63%	119.63%
5.00%	105.00%	9.19%	114.19%
0.00%	100.00%	8.75%	108.75%
-5.00%	95.00%	8.31%	103.31%
-10.00%	90.00%	7.88%	97.88%
-15.00%	85.00%	7.44%	92.44%
-25.00%	75.00%	6.56%	81.56%
-50.00%	50.00%	4.38%	54.38%
-75.00%	25.00%	2.19%	27.19%
-100.00%	0.00%	0.00%	0.00%

The hypothetical payment amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples.

We cannot predict the level of the exchange rate or the market value of your notes on any day, or the exchange rate return on any fixing day, nor can we predict the relationship between the original issue price and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive on any interest payment date or at maturity and the rate of return on the offered notes will depend on the actual exchange rate on any fixing day, including the valuation date. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash payable in respect of your notes on the stated maturity date may be very different from the information reflected in the examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated April 6, 2009. Your notes are a riskier investment than ordinary debt securities. You should carefully consider whether the notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions

or Any Other Relevant Factors, the Market

Value of Your Notes on the Trade Date (As

Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May,

Be Significantly Less Than the Issue Price

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through February     , 2012. After February     , 2012, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman Sachs makes a market in the offered notes, the price quoted by us or our affiliates for the offered notes would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is expected to be significantly less than the original issue price, taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. See “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

You May Lose Your Entire Investment in the Notes

You can lose all or substantially all of your investment in the notes. Our cash payment on the notes, if any, on the stated maturity date will be based on the exchange rate return. Thus, if the exchange rate return is negative, as calculated by the calculation agent, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes. In addition, because the interest payment amount is linked to the exchange rate, a depreciation in the BRL versus the U.S. dollar will decrease the interest payment amount.

Also, the market price of the notes prior to the stated maturity date may be significantly lower than the purchase price paid for such notes. Consequently, if you sell your notes before the stated maturity date, you may receive less than the amount of your investment in the notes.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this prospectus supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this prospectus supplement.

If you Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount

The cash settlement amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.

The Historical Levels of the Exchange Rate

Are Not Indicative of the Future Levels of the Exchange Rate

In the past, the level of the exchange rate has experienced significant fluctuations. You should note that historical levels, fluctuations and trends are not necessarily indicative of future levels of the exchange rate. Any historical upward or downward trend in the level of the exchange rate is not an indication that the level of the exchange rate is more or less likely to increase or decrease at any time during the life of your notes, and you should not take the historical levels of the exchange rate as an indication of its future performance.

The Market Price of Your Notes Prior to

Maturity May Be Significantly Lower Than the Purchase Price

The market price of your notes prior to the stated maturity date may be significantly lower than the purchase price paid for such notes. Consequently, if you sell a note of this type before the stated maturity date, you may receive far less than the amount of your investment in such notes.

The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•	the volatility – i.e., the frequency and magnitude of changes in the level of the exchange rate;

•

economic, financial, regulatory and political, military or other events that affect the level of the exchange rate generally (for more detailed description of this factor, see “— The Return on Your Notes Will Depend on Changes in the Exchange Rate of the Brazilian Real v. the U.S. Dollar” below);

•	interest rates, in particular with respect to the markets relating to the BRL and the USD;

•	the time remaining until your notes mature; and

•	our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market-making transaction. If you sell your notes before maturity, you may receive less than the face amount of your notes. You cannot predict the future performance of the exchange rate based on its historical performance. The actual performance of the exchange rate over the life of the notes may bear little or no relation to the historical levels of the exchange rate or to the hypothetical examples shown elsewhere in this prospectus supplement.

The Payment Amount on Your Notes Will

Not Be Affected by the Exchange

Rate on Any Date Other Than the

Relevant Fixing Day

The payment amount that will be paid on your notes at maturity and on each interest payment date will be determined based on the exchange rate on the relevant fixing day. Although the exchange rate on any interest payment date or the stated maturity date or at other times during the life of your notes may be lower than the exchange rate on the relevant fixing day, you will not benefit from the exchange rate at any time other than on the relevant fixing day.

The Calculation Agent Can Adjust a Fixing Day or the Valuation Date if a Scheduled Holiday, Market Disruption Event or Unscheduled Holiday Occurs

If the calculation agent determines that a fixing day or the valuation date is not a fixing day because of a scheduled holiday, then the fixing day or the valuation date, as applicable, will be the immediately preceding FX business day.

If the calculation agent determines that a fixing day or the valuation date is not a fixing day because of (a) an unscheduled holiday or (b) a market disruption event occurs or is continuing on that day, then, in each case, that fixing day or the valuation date, as the case may be, will be the first following FX business day on which the calculation agent determines that no unscheduled holiday or market disruption event has occurred or is still continuing, as applicable. In no event, however, will a fixing day be later than the originally scheduled related interest payment date or the valuation date be later than the originally scheduled stated maturity date. If a fixing day or the valuation date is postponed to the last possible day, but (a) that day is an unscheduled holiday or (b) on that day a market disruption event occurs or is continuing, that day will nevertheless be the fixing day or valuation date, as applicable. If the calculation agent determines that on the last possible fixing day, as postponed, the settlement rate is unavailable, or on the last possible valuation date, as postponed, the final exchange rate is unavailable because, in each case, of the occurrence of an unscheduled holiday or a market disruption event or for any other reason, the calculation agent will nevertheless determine on such fixing day or valuation day, as postponed, the settlement rate or the final exchange rate, as applicable, based on its assessment, made in its sole discretion, in a commercially reasonable manner.

If the Level of the Exchange Rate Changes,

the Market Value of Your Notes May Not

Change in the Same Manner

Your notes may trade quite differently from the performance of the exchange rate. Changes in the level of the exchange rate may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above.

Owning the Notes is Not the Same as Owning the Brazilian Real

The return on your notes will not reflect the return you would realize if you actually purchased Brazilian reais and converted them into USD on the valuation date. Even if the BRL appreciates relative to the USD during the term of the notes, the market value of the notes may not increase by the same amount. It is also possible for the BRL to appreciate against the USD while the market value of the notes declines.

The Return on Your Notes Will Depend on Changes in the Exchange Rate of the

Brazilian Real vs. the U.S. Dollar

Fluctuations in the exchanges rates of the Brazilian real vs. the U.S. dollar will affect the market price of your notes, interest payment amounts and the amount payable at maturity. Changes in the exchange rate results over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the Brazil and the United States, including economic and political developments in other countries. Potential currency exchange risks include existing and expected rates of inflation, existing and expected interest rate levels, the balance of payments, and the extent of governmental surpluses or deficits in the relevant foreign country and the United States. All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries and the United States and other countries important to the international trade and finance. We cannot assure you that a currency crisis or significant devaluation will not happen in the future during the term of the notes. If the Brazilian real experiences devaluation, the value of the notes relative to the original investment amount will be significantly adversely affected.

Intervention in the Foreign Currency Exchange Markets by the Countries Issuing the Relevant Currencies Could Materially and Adversely Affect the Value of Your Notes relative to your investment amount

Specific currencies’ exchange rates are volatile and are affected by numerous factors specific to each foreign country. Foreign currency exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely. Thus, a special risk in purchasing the offered notes is that their liquidity, trading value and payment amount could be affected by the actions of sovereign governments that could change or interfere with previously freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders. There will be no offsetting adjustment for such actions.

Even Though Currencies Trade Around-The-Clock, Your Notes Will Not

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for your notes, if any trading market develops, will not conform to the hours during which the basket currencies are traded. Significant price and rate movements may take place in the foreign currency exchange markets that will not be reflected immediately in the price of your notes. The possibility of these movements should be taken into account in relating the value of your notes to those in the foreign currency exchange markets. There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in calculating the payment amount. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the foreign currency exchange markets.

Suspensions or Disruptions of Market Trading in the Relevant Currencies May Adversely Affect the Value of Your Notes

The foreign currency exchange markets are subject to temporary distortions or other disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculations. These circumstances could adversely affect the foreign currency exchange rates and, therefore, the value of your note relative to your initial investment in the notes.

Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Brazilian Real May Impair the Market Value of Your Notes

As we describe under “Use of Proceeds and Hedging” below, we, through Goldman, Sachs & Co. or one or more of our other affiliates, expect to hedge our obligations under the offered notes by purchasing futures and other instruments linked to the Brazilian real. We also expect to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the Brazilian real at any time and from time to time, and to unwind the hedge by selling any of the foregoing, on or before the valuation date for your notes. We may also enter into, adjust and unwind hedging transactions relating to other notes whose returns are linked to changes in the level of the Brazilian real. Any of these hedging activities may adversely affect the level of the Brazilian real and therefore the market value of your notes and the amount we will pay on your notes on any interest payment date or at maturity. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the value of your notes may decline. See “Use of Proceeds and Hedging” below for a further discussion of transactions in which we or one or more of our affiliates may engage.

Goldman, Sachs & Co. and our other affiliates may also engage in trading in instruments whose returns are linked to the Brazilian real for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect the level of the Brazilian real and, therefore, the market value of your notes and the amount we will pay on your notes on any interest payment date or at maturity. We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the Brazilian real. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the market value of your notes and the amount we will pay on your notes on any interest payment date or at maturity.

Our Business Activities May Create Conflicts

of Interest Between Your Interests in the

Notes and Us

As we have noted above, Goldman, Sachs & Co. and our other affiliates have engaged or expect to engage in trading activities related to the Brazilian real that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the exchange rate, could be adverse to your interests as a beneficial owner of your notes.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make

Determinations that Could Affect the Market Value of Your Notes and the Payment Amount You Receive at Maturity

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including determining the exchange rate in certain circumstances, which we will use to determine the amount we will pay on any interest payment date or on the stated maturity date. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest between Your Interest in the Notes and Us” above. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity, and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

SPECIFIC TERMS OF YOUR NOTES

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, in each case relating to the Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series D”, that we may issue under the indenture from time to time as described in the accompanying prospectus and accompanying prospectus supplement. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series D medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the front cover page and under “Summary Information” of this prospectus supplement, the following terms will apply to your notes:

Specified currency:

•	U.S. dollars (“$”)

Form of note:

•	global form only: yes, at DTC

•	non-global form available: no

Denominations: each note registered in the name of a holder must have a face amount of $1,000 or integral multiples thereof

Defeasance applies as follows:

•	full defeasance: no

•	covenant defeasance: no

Other terms:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below

•	a business day for your notes will not be the same as a business day for our other Series D medium-term notes, as described under “— Special Calculation Provisions” below

•	a trading day for your notes will not be the same as a trading day for our other Series D medium-term notes, as described under “— Special Calculation Provisions” below

Please note that the information about the settlement or trade dates, issue price, underwriting discount and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the notes. We may decide to sell additional notes on one or more dates after the date of this prospectus supplement, but prior to the settlement date, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth on the front cover page or elsewhere in this prospectus supplement. If you have purchased your notes in a market-making transaction after the initial issuance and sale of the notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your notes in more detail below.

Exchange Rate

In this prospectus supplement, when we refer to the exchange rate at any time, we mean the Brazilian real versus the U.S. dollar (expressed as the number of BRL per USD).

Payment of Principal on Stated Maturity Date

On the stated maturity date, for each $1,000 face amount, we will pay to the holder of the notes an amount in cash equal to:

•

if the exchange rate return is zero or positive, you will receive a cash amount equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the exchange rate return plus (iii) the interest payment amount; or

•

if the exchange rate return is negative, you will receive a cash amount equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the exchange rate return plus (iii) the interest payment amount.

Exchange Rate Return

The exchange rate return will equal (i) the initial exchange rate minus the final exchange rate divided by (ii) the final exchange rate.

Initial Exchange Rate

The initial exchange rate will be the Brazilian real per U.S. dollar exchange rate as determined by the calculation agent on the trade date.

Final Exchange Rate

The settlement rate on the valuation date, subject to the circumstances described under “— Consequences of a Non-Fixing Day or Non-Valuation Date” and “— Market Disruption Event” below.

Fixing Day

A fixing day is the day falling five FX business days prior to the relevant interest payment date, and/or the stated maturity date.

If the calculation agent determines that an unscheduled holiday or a market disruption event has occurred or is continuing on a fixing day prior to an interest payment date or such day is not otherwise an FX business day (except because of a scheduled holiday), then that fixing day will be the first following FX business day on which the calculation agent determines that an unscheduled holiday or a market disruption event does not occur and is not continuing. In the event that the calculation agent determines that such fixing day is not an FX business day because of a scheduled holiday, then that fixing day will be the FX business day immediately preceding the originally scheduled fixing day.

In no event, however, will a fixing day be postponed to a date later than the originally scheduled related interest payment date and/or stated maturity date, or if the originally scheduled related interest payment date is not a FX business day, later than the first FX business day after the originally scheduled related interest payment date.

If a fixing day related to an interest payment date is postponed to the last possible day, but an unscheduled holiday or a market disruption event occurs or is continuing on that day or such day is not otherwise an FX business day, that day will nevertheless be the fixing day for the related interest payment date and/or stated maturity date.

Settlement Rate

For any fixing day or valuation date, the Brazilian real/U.S. dollar offered rate for U.S. dollars, expressed as the amount of Brazilian reais per one U.S. dollar, for settlement in two FX business days thereafter, determined by the calculation agent by approximately 6:00 p.m., São Paulo time, on such fixing day or valuation date with reference to the primary source, provided that, if such rate is, in the calculation agent’s commercially reasonable judgment, either stale or off-market, the calculation agent will determine the settlement rate, based on its assessment, made in its sole discretion in a commercially reasonable manner and further subject to the circumstances described under “— Consequences of a Non-Fixing Day or Non-Valuation Date” and “— Market Disruption Event” below, in which event the settlement rate shall be determined as described therein.

Valuation Date

The valuation date will be set on the trade date and is expected to be the fifth FX business day prior to the originally scheduled stated maturity date, unless the calculation agent determines that an unscheduled holiday or a market disruption event has occurred or is continuing on that day or such day is not otherwise an FX business day (except because of a scheduled holiday). In that event, the valuation date will be the first following FX business day on which the calculation agent determines that an unscheduled holiday or a market disruption event does not occur and is not continuing. In the event that the calculation agent determines that the valuation date is not an FX business day because of a scheduled holiday, then the valuation date will be the FX business day immediately preceding the originally scheduled valuation date.

In no event, however, will the valuation date be postponed to a date later than the originally scheduled stated maturity date, or if the originally scheduled stated maturity date is not a FX business day, later than the first FX business day after the originally scheduled stated maturity date.

If the valuation date is postponed to the last possible day, but an unscheduled holiday or a market disruption event occurs or is continuing on that day or such day is not otherwise an FX business day, that day will nevertheless be the valuation date.

Consequences of a Non-Fixing Day or Non-Valuation Date

If the calculation agent determines that the settlement rate is not available on the last possible fixing day related to an interest payment date or the last possible valuation date because of an unscheduled holiday or a continuing market disruption event or such day is not otherwise an FX business day, that day will nevertheless be the fixing day related to an interest payment date, or the valuation date, as applicable, and the calculation agent will determine the settlement rate based on its assessment, made in its sole discretion, of the settlement rate on that day in a commercially reasonable manner.

Stated Maturity Date

The stated maturity date will be set on the trade date and is expected to be three years after the original issue date. If the valuation date is postponed as described under “— Valuation Date” below, the stated maturity date will be postponed by the same number of FX business day(s) from but excluding the originally scheduled valuation date to and including the postponed valuation date. In no event will the stated maturity date be postponed by more than five FX business days.

Market Disruption Event

A market disruption event occurs on any fixing day or valuation date if either (a) such fixing day or valuation date is an unscheduled holiday, or (b) a price source disruption has occurred or is continuing.

Price Source Disruption

A price source disruption occurs on any fixing day or valuation date if the calculation agent determines in its sole discretion that it is impossible to obtain the primary source on such fixing day or valuation date.

Unscheduled Holiday

For each fixing day or valuation date, a day that is not an FX business day but for which the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9:00 a.m. local time in each of São Paulo, Rio de Janeiro and Brasília two (2) FX business days prior to such fixing day or valuation date, as determined by the calculation agent in its sole discretion.

Primary Source

“BRL PTAX” or “BRL09” where the BRL PTAX and BRL09 each means the Brazilian real/U.S. dollar offered rate for U.S. dollars reported by the Banco Central do Brasil on SISBACEN Data System under transaction code PTAX-800 (“Consulta de Cambio” or Exchange Rate Inquiry), Option 5 (“Cotações para Contabilidade” or “Rates for Accounting Purposes”).

Interest Payment Amount

We will pay you the interest payment amount on each annual interest payment date (which will be set on the trade date, the first of which is expected to be August , 2011 and the last of which is expected to be on the stated maturity date, subject to adjustment). The interest payment amount for each interest period will be the product of (i) the face amount times (ii) the interest rate (to be set on the trade date, expected to be between 8.75% to 9.50% per annum) times (iii) the day count fraction times (iv) the quotient of the initial exchange rate divided by the settlement rate, as determined on the relevant fixing day. Each interest record date will be five FX business days prior to the corresponding interest payment date.

In addition to being subject to adjustment as described below under “— Modified Business Day”, if any fixing day (other than the valuation date) is postponed as described under “— Fixing Day” above, the related interest payment date will be postponed by the same number of FX business day(s) from but excluding the originally scheduled fixing day to and including the postponed fixing day. In no event will an interest payment date be postponed by more than five FX business days.

Default Amount on Acceleration

If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

For the purpose of determining whether the holders of our Series D medium-term notes, which include your notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of your notes as the outstanding principal amount of that note. Although the terms of the offered notes differ from those of the other Series D medium-term notes, holders of specified percentages in principal amount of all Series D medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series D medium-term notes, including your notes, except with respect to certain Series D medium-term notes if the terms of such notes specify that the holders of specified percentages in the principal amount of all such notes must also consent to such action. This action may involve changing some of the terms that apply to the Series D medium-term notes, accelerating the maturity of the Series D medium-term notes after a default or waiving some of our obligations under the indenture. In addition, certain changes to the indenture and the notes that only affect certain debt securities may be made with the approval of holders of a majority of the principal amount of such affected debt securities. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

Any payment on your notes at maturity will be made to an account designated by the holder of the notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We may pay interest due on any interest payment date via wire transfer or by check mailed to the person who is the holder on the regular record date. We also may make any payment in accordance with the applicable procedures of the depositary.

Modified Business Day

As described in the accompanying prospectus, if any interest payment date, other than the stated maturity date, otherwise falls on a day that is not a business day, then such date will be postponed to the next day that is a business day, except that, if the next business day falls in the next calendar month, then such date will be advanced to the immediately preceding day that is a business day. For your notes, however, the term business day may have a different meaning than it does for other Series D medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding the exchange rate, market disruption events, scheduled holidays, unscheduled holidays, valuation date, stated maturity date, business days, the postponement of any fixing day or interest payment date, the default amount and the payment amount on your notes to be made on any interest payment date or at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the original issue date of your notes. We may change the calculation agent for your notes at any time after the original issue date without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean a day that is a New York business day as described under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities — Business Days” on page 28 in the accompanying prospectus.

FX Business Day

When we refer to an FX business day with respect to your notes, we mean a day that is both a New York business day and also a Brazil banking day.

Brazil Banking Day

When we refer to a Brazil banking day with respect to your notes, we mean a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in at least one of São Paulo, Rio de Janeiro or Brasília.

Default Amount

The default amount for your notes on any day will be an amount, in the specified currency for the principal amount of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of the notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third scheduled business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

If either of these two events occurs, the default quotation period will continue until the third scheduled business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the valuation date, then the default amount will equal the principal amount of your notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

In anticipation of the sale of the offered notes, we and/or our affiliates expect to enter into hedging transactions involving purchases of futures and other instruments linked to the Brazilian real on or before the trade date. In addition, from time to time after we issue the offered notes, we and/or our affiliates may enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other notes we issue, some of which may have returns linked to the Brazilian real. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire or dispose of positions in listed or over-the-counter options, futures or other instruments linked to the Brazilian real,

•

may take or dispose of short positions in securities of the kind described above – i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser, and/or

•	may take or dispose of positions in interest rate swaps, options swaps and treasury bonds.

We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the Brazilian real. We expect these steps to involve sales of instruments linked to the Brazilian real on or shortly before the valuation date. These steps may also involve sales and/or purchases of some or all of the listed or over-the-counter options, futures or other instruments linked to the Brazilian real.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity. See “Additional Risk Factors Specific to Your Notes —Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Brazilian Real May Impair the Value of Your Notes” and “— Our Business Activities May Create Conflicts of Interest Between Your Interests in the Notes and Us” above for a discussion of these adverse effects.

HISTORICAL LEVELS OF THE EXCHANGE RATE

The level of the exchange rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the level of the exchange rate during any period shown below is not an indication that the exchange rate is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the exchange rate as an indication of the future performance of the reference rate. We cannot give you any assurance that the future performance of the exchange rate will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets, and recent market declines, the trends reflected in the historical performance of the exchange rate may be less likely to be indicative of the performance of your notes over the life of your notes than would otherwise have been the case.

Neither we nor any of our affiliates make any representation to you as to the performance of the exchange rate. The actual performance of the exchange rate over the life of your notes, as well as the supplemental amount payable at maturity, if any, may bear little relation to the historical levels shown below.

The table below shows the high, low and closing levels of the exchange rate for each of the four calendar quarters in 2007, 2008 and 2009, and the first three calendar quarters of 2010 (through August 4, 2010). We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the Exchange Rate

	High	Low	Close
2007
Quarter ended March 31	2.1523	2.0444	2.0594
Quarter ended June 30	2.0478	1.9045	1.9290
Quarter ended September 30	2.0930	1.8336	1.8336
Quarter ended December 31	1.8390	1.7330	1.7800

2008
Quarter ended March 31	1.8306	1.6689	1.7519
Quarter ended June 30	1.7444	1.5915	1.6037
Quarter ended September 30	1.9634	1.5600	1.9046
Quarter ended December 31	2.5127	1.9176	2.3145

2009
Quarter ended March 31	2.4473	2.1765	2.3228
Quarter ended June 30	2.2737	1.9231	1.9518
Quarter ended September 30	2.0092	1.7670	1.7670
Quarter ended December 31	1.7866	1.6989	1.7445

2010
Quarter ended March 31	1.8950	1.7200	1.7813
Quarter ended June 30	1.8836	1.7270	1.8047
Quarter ending September 30 (through August 4, 2010)	1.7926	1.7926	1.7522

The graph set forth below illustrates the historical levels of the exchange rate from August 1, 2005 through August 4, 2010. We obtained the exchange rates shown in the graph from Bloomberg Financial Services, without independent verification. (Bloomberg Code “BRL” CRNCY «Go»).

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a regulated investment company;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that owns the notes as a hedge or that is hedged against interest rate risks;

•	a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax, and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

Pursuant to Revenue Ruling 2008-1, your notes should be treated as fixed-rate debt instruments denominated in Brazilian real that are subject to certain rules applicable to foreign currency denominated debt instruments. Unless otherwise stated, the discussion below assumes that the Notes will be treated as such. In addition, except as noted below under “Alternative Treatments”, the discussion below assumes that the notes will not be treated as issued with original issue discount, even if an interest payment is postponed under the terms of the note.

Under the rules governing foreign currency denominated notes, you must include interest in your gross income in accordance with your regular method of accounting for federal income tax purposes. Accordingly, cash-basis taxpayers should recognize interest income in the amount of the interest received at the time the cash-basis taxpayer receives the interest. It is not entirely clear whether the amount of interest received should equal the USD amount of the interest received or the amount of interest that you would have received if the interest payment would have been based on the spot exchange rate in effect on the interest payment date rather than the exchange rate in effect on the fixing day. As discussed in detail below, accrual basis taxpayers should generally accrue interest with respect to each note based on the amount of interest that is paid for each accrual period.

For purposes of accruing interest, all accrued amounts will initially be calculated in Brazilian reals. You may determine the U.S. dollar amount of accrued interest that you recognize in any accrual period by using one of two methods. Under the default method, the U.S. dollar amount of accrued interest is determined based on the average BRL/USD exchange rate for the accrual period (or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year). If you elect (or have previously elected and such election is still in effect) the second method, you would determine the U.S. dollar amount of interest accrued on the basis of the BRL/USD spot rate on the last day of the accrual period (or, with respect to an accrual period that spans two taxable years, the BRL/USD spot rate on the last day of the part of the period within the taxable year) or, if the last day of an accrual period is within five business days of the receipt of payment in respect of such interest, the BRL/USD spot rate on the day of receipt. If you elect the second method, it will apply to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire. You may not revoke this election without the consent of the Internal Revenue Service.

You will recognize exchange gain or loss each time interest is paid to you, to the extent that the exchange rates on the date of payment differs from the exchange rates at which the interest was accrued. It is also possible that you will recognize exchange gain or loss each time interest is paid to you, to the extent that the exchange rates on the date of payment differs from the exchange rates on the fixing day. Any exchange gain or loss will generally be treated as U.S. source ordinary income or loss. If you are a noncorporate holder, you would generally be able to use an ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

You will generally recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference between the amount you receive at such time (excluding amounts that are attributable to interest, which will be treated as discussed above) and your tax basis in the notes. In general, your tax basis in your notes will be the U.S. dollar cost of your notes. The gain or loss would generally be exchange gain or loss to the extent such gain or loss is attributable to changes in the BRL/USD exchange rate over the term of the notes. Exchange gain or loss will only be recognized to the extent of the total gain or loss you recognize with respect to your notes. The portion, if any, of your overall gain or loss that exceeds your exchange gain or loss will be capital gain or loss. Any capital gain or loss that you recognize in respect of the notes should generally be short-term capital gain or loss if you hold the notes for one year or less and should be long-term capital gain or loss if you hold the notes for more than one year. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

The rules governing the treatment of debt instruments denominated in foreign currencies are complex. Please see the discussion under “United States Taxation” in the accompanying prospectus supplement for further information on such debt instruments. You should consult your tax advisor as to the application of these rules to you.

If you acquire are a secondary purchaser of the notes, special rules applicable to market discount, acquisition premium, and amortizable bond premium may apply to you. For an explanation of these rules, please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Holders — Original Issue Discount; –Non-U.S. Dollar Currency Original Issue Discount Debt Securities; –Market Discount; and, –Debt Securities Purchased at a Premium”. You should consult your tax advisor as to the application of these rules to you.

Alternative Treatments. If one of the intervals between interest payments will exceed one year due to a postponement of an interest payment date because such date is not a business day, interest on the notes will, as a technical matter, not be “qualified stated interest” within the meaning of the United States Treasury regulations. It is, therefore, possible that the notes will be treated as issued with original issue discount for United States federal income tax purposes. We do not intend to treat the notes as issued with original issue discount for United States federal income tax reporting purposes. It is possible, however, that in such a case the notes should be treated as issued with original issue discount, in which case, United States holders that otherwise use the cash method of accounting would be required to account for interest on the notes using an accrual method of accounting. The special rules that apply to such notes are described under “United States Taxation — Taxation of Debt Securities — United States Holders — Original Issue Discount” in the accompanying prospectus.

Medicare Tax. For taxable years beginning after December 31, 2012, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its gross interest income and its net gains from the disposition of the notes, unless such interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the notes.

Treasury Regulations Requiring Disclosure of Reportable Transactions. Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a “reportable transaction”). Under these regulations, a United States holder that recognizes a loss with respect to the notes that is attributable to changes in the BRL/USD exchange rate will be required to report the loss on Internal Revenue Service Form 8886 if such loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. You should consult your tax advisor regarding any tax filing and reporting obligations—including any protective filings—that ought to be made in connection with any loss realized in connection with acquiring, owning and disposing of notes.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “United States Taxation— Taxation of Debt Securities— United States Alien Holders” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of the notes and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes. Notwithstanding such discussion, pursuant to recently enacted legislation, payments on the Notes made to corporate U.S. Holders after December 31, 2011 may be subject to information reporting and backup withholding.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the offered notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the offered notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under an Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the offered notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the offered notes, (b) none of the purchase, holding or disposition of the offered notes or the exercise of any rights related to the offered notes will result in a non-exempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA, or with respect to a governmental plan under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the offered notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the offered notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the offered notes and the transactions contemplated with respect to the offered notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan), and propose to invest in the offered notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover page of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the front cover page of this prospectus supplement, and to certain securities dealers at such price less a concession not in excess of     % of the face amount.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $            . For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We expect to deliver the notes against payment therefor in New York, New York on             , 2010, which is expected to be the tenth scheduled FX business day following the trade date and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in ten FX business days (T + 10), to specify alternative settlement arrangements to prevent a failed settlement.

Conflicts of Interest

Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

Prospectus Supplement

Page
Summary Information	S-2
Hypothetical Examples	S-5
Additional Risk Factors Specific to Your Notes	S-7
Specific Terms of Your Notes	S-12
Use of Proceeds and Hedging	S-18
Historical Levels of the Exchange Rate	S-19
Supplemental Discussion of Federal Income Tax Consequences	S-21
Employee Retirement Income Security Act	S-24
Supplemental Plan of Distribution	S-25
Conflicts of Interest	S-25

Prospectus Supplement dated April 6, 2009
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-24
Employee Retirement Income Security Act	S-25
Supplemental Plan of Distribution	S-26
Validity of the Notes	S-27

Prospectus dated April 6, 2009
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	49
Description of Units We May Offer	54
Description of Preferred Stock We May Offer	59
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	68
Description of Capital Stock of The Goldman Sachs Group, Inc.	91
Legal Ownership and Book-Entry Issuance	96
Considerations Relating to Securities Issued in Bearer Form	102
Considerations Relating to Indexed Securities	106
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	109
Considerations Relating to Capital Securities	112
United States Taxation	116
Plan of Distribution	140
Employee Retirement Income Security Act	143
Validity of the Securities	144
Experts	144
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	144

$

The Goldman Sachs Group, Inc.

Currency-Linked Notes due

(Linked to the BRL/USD Exchange Rate)

Medium-Term Notes,

Series D

Goldman, Sachs & Co.